AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 10, 2006

Registration No. 333-126087

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO

FORM S-11

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KBS Real Estate Investment Trust, Inc.

(Exact name of registrant as specified in its charter)

620 Newport Center Drive, Suite 1300

Newport Beach, California 92660

(949) 417-6500

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Charles J. Schreiber, Jr.

Chief Executive Officer

KBS Real Estate Investment Trust, Inc.

620 Newport Center Drive, Suite 1300

Newport Beach, California 92660

(949) 417-6500

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Robert H. Bergdolt, Esq.

Carrie J. Hartley, Esq.

DLA Piper Rudnick Gray Cary US LLP

4700 Six Forks Road, Suite 200

Raleigh, North Carolina 27609-5244

(919) 786-2000

Approximate date of commencement of proposed sale to public: The Company will not sell any shares unless it raises gross offering proceeds of $2,500,000 from persons not affiliated with the Company or its advisor by January 13, 2007, and the Company will not issue any shares to Pennsylvania investors unless it raises $66.7 million in gross offering proceeds (including sales made to residents of other jurisdictions) from persons not affiliated with the Company or its advisor by January 13, 2008. This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☑

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Explanatory Note

This Post-Effective Amendment No. 2 to the Registration Statement on Form S-11 (No. 333-126087) is filed pursuant Rule 462(d) solely to add certain exhibits not previously filed with respect to such Registration Statement.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36.	Financial Statements and Exhibits

(b)	The following exhibits are filed as part of this registration statement:

Ex.	Description
1.1	Dealer Manager Agreement with Selected Dealer Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended March 31, 2006

3.1	Amended and Restated Charter, incorporated by reference to Exhibit 3.1 to the Company’s Form 10-Q for the quarter ended March 31, 2006

3.2	Amended and Restated Bylaws, incorporated by reference to Exhibit 3.2 to the Company’s Form 10-Q for the quarter ended March 31, 2006

4.6	First Amendment to Escrow Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Form 10-Q for the quarter ended March 31, 2006

10.3	Sale, Purchase and Escrow Agreement (related to the acquisition of the Sabal Pavilion Building in Tampa, Florida) among NCFLA II Owner LLC, KBS Capital Advisors LLC and Commercial Property Title LLC, dated as of March 28, 2006, incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q for the quarter ended March 31, 2006

10.4	Assignment and Assumption of Purchase Agreement (related to the acquisition of the Sabal Pavilion Building in Tampa, Florida) between KBS Capital Advisors LLC and KBS Sabal Pavilion, LLC, dated as of April 26, 2006, incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q for the quarter ended March 31, 2006

10.5	First Amendment to Purchase and Sale Agreement (related to the acquisition of the Sabal Pavilion Building in Tampa, Florida) between KBS Sabal Pavilion, LLC and NCFLA II Owner LLC, dated as of April 27, 2006, incorporated by reference to Exhibit 10.4 to the Company’s Form 10-Q for the quarter ended March 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-11 and has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on May 10, 2006.

KBS REAL ESTATE INVESTMENT TRUST, INC.

By:	/s/ Charles J. Schreiber, Jr.
Charles J. Schreiber, Jr.
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Charles J. Schreiber, Jr. Charles J. Schreiber, Jr.	Chairman of Board, Chief Executive Officer and Director	May 10, 2006

/s/ Stacie K. Yamane Stacie K. Yamane	Chief Financial Officer and Controller	May 10, 2006

* Peter McMillan III	Executive Vice President, Treasurer, Secretary and Director	May 10, 2006

* Hank Adler	Director	May 10, 2006

* Barbara R. Cambon	Director	May 10, 2006

* Stuart A. Gabriel	Director	May 10, 2006

* /s/ Charles J. Schreiber, Jr. Charles J. Schreiber, Jr. Attorney-In-Fact		May 10, 2006